ITEM 1

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                             June-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Jun-01
Current Calculation Date          11-Jun-01
Previous Payment Date             15-May-01
Previous Calculation Date         9-May-01

--------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
--------------------------------------------------------------------------------------------------------
                                        Prior           Deposits       Withdrawals       Balance on
                                       Balance                                        Calculation Date
                                      9-May-01                                           11-Jun-01
--------------------------------------------------------------------------------------------------------
Expense Account                        5,198,795.51     2,998,038.50   (4,491,047.44)      3,705,786.57
Collection Account                   100,657,226.48    19,485,080.15  (14,777,574.48)    105,364,732.15
Aircraft Purchase Account                         -                -               -                  -

 - Liquidity Reserve cash balance     85,879,652.00       222,500.00     (150,000.00)     85,952,152.00
--------------------------------------------------------------------------------------------------------
Total                                105,856,021.99    22,483,118.65  (19,268,621.92)    109,070,518.72
--------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
--------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                          -
Interest Income                                                                                       -
Aircraft Purchase Payments                                                                            -
Economic Swap Payments                                                                                -
--------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                   -
--------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
--------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                               5,198,795.51
Transfer from Collection Account on previous Payment Date                                  2,985,731.29
Permitted Aircraft Accrual                                                                            -
Interim Transfer from Collection Account                                                              -
Interest Income                                                                               12,307.21
Balance on current Calculation Date
 - Payments on previous payment date                                                      (1,184,526.80)
 - Interim payments                                                                                   -
 - Other                                                                                  (3,306,520.64)
--------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                        3,705,786.57
--------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
--------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                             100,657,226.48
Collections during period                                                          *      19,485,080.15
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                (1,801,204.49)
 - Permitted Aircraft Modifications                                                                   -
Net Swap payments on previous Payment Date                                                (1,184,526.80)
Aggregate Note Payments on previous Payment Date                                         (11,791,843.19)
--------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                      105,364,732.15
--------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                          65,000,000.00
Cash Held
 - Security Deposits                                                                      20,952,152.00
                                                                                     -------------------
 Liquidity Reserve Amount                                                                 85,952,152.00
                                                                                     -------------------

* Includes proceeds from sale of engine re MSN 22496

--------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Jun-01
Current Calculation Date               11-Jun-01
Previous Payment Date                  15-May-01
Previous Calculation Date              9-May-01
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        109,070,518.72
Liquidity Reserve Amount                                                                         (85,952,152.00)
                                                                                              ------------------
Available Collections                                                                             23,118,366.72
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         8,000,000.00
(II) a)      Class A Interest but excluding Step-up                                                3,568,516.32
     b)      Swap Payments other than subordinated swap payments                                   2,156,856.82
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        608,235.78
(vi)         Class B Minimum principal payment                                                        24,796.14
(vii)        Class C Interest                                                                        816,178.17
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,952,152.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             573,540.90
(xiv)        Class C Scheduled principal                                                             213,403.14
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        6,141,797.59
(xix)        Class E Primary Interest                                                                306,708.51
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         109,070,518.72
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,952,152.00
                                                                                              ------------------
                                                                                                  23,118,366.72
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                  15-Jun-01
Current Calculation Date              11-Jun-01
Previous Payment Date                 15-May-01
Previous Calculation Date             9-May-01
----------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
----------------------------------------------------------------------------------------------------
                                        Subclass        Subclass        Subclass         Total
Floating Rate Notes                        A-2             A-3            A-4           Class A
----------------------------------------------------------------------------------------------------
Applicable LIBOR                           4.12250%        4.12250%         4.12250%
Applicable Margin                           0.3200%         0.4600%          0.5200%
Applicable Interest Rate                   4.44250%        4.58250%         4.64250%
Day Count                                   Act/360         Act/360          Act/360
Actual Number of Days                            31              31               31
Interest Amount Payable                  616,727.28    2,229,513.54       722,275.50
Step-up Interest Amount Payable             NA              NA             NA
----------------------------------------------------------------------------------------------------
Total Interest Paid                      616,727.28    2,229,513.54       722,275.50    3,568,516.32
----------------------------------------------------------------------------------------------------

Expected Final Payment Date               15-Dec-05     15-Jun-02        15-May-11
Excess Amortisation Date                  17-Aug-98     15-Feb-06        15-Aug-00
----------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance 161,215,402.23  565,000,000.00  180,672,384.10  906,887,786.33
----------------------------------------------------------------------------------------------------
Extended Pool Factors                        71.98%       100.00%            100.00%
Pool Factors                                 62.70%       100.00%             86.33%
----------------------------------------------------------------------------------------------------
Minimum Principal Payment                                       -                                  -
Scheduled Principal Payment                       -             -                  -               -
Supplemental Principal Payment         2,896,132.62             -       3,245,664.97    6,141,797.59
----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount    2,896,132.62             -       3,245,664.97    6,141,797.59
----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                 -
- amount allocable to premium
----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 158,319,269.61  565,000,000.00  177,426,719.13  900,745,988.74
----------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

---------------------------------------------------------------------------------- ---------------------------------------------
                                        Subclass       Subclass        Total          Subclass      Subclass          Total
Floating Rate Notes                       B-1             B-2         Class B            C-1           C-2           Class C
---------------------------------------------------------------------------------- ---------------------------------------------
Applicable LIBOR                           4.12250%       4.12250%                       4.12250%       4.12250%
Applicable Margin                           0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                   4.72250%       5.17250%                       5.47250%       6.17250%
Day Count                                   Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                            31             31                             31             31
Interest Amount Payable                  280,143.81     328,091.98                     392,760.46     423,417.71
Step-up Interest Amount Payable             NA             NA                            NA             NA
---------------------------------------------------------------------------------- ---------------------------------------------
Total Interest Paid                      280,143.81     328,091.98      608,235.78     392,760.46     423,417.71      816,178.17
---------------------------------------------------------------------------------- ---------------------------------------------

Expected Final Payment Date              15-Jul-13       15-Jul-08                     15-Jul-13     15-Jun-08
Excess Amortisation Date                 17-Aug-98       15-Aug-00                     17-Aug-98     15-Aug-00
---------------------------------------------------------------------------------- ---------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 68,888,997.36  73,660,713.27  142,549,710.63  83,345,622.02  79,661,546.15  163,007,168.17
---------------------------------------------------------------------------------- ---------------------------------------------
Extended Pool Factors                        91.45%        100.00%                         99.83%        100.00%
Pool Factors                                 85.90%         99.56%                         97.65%         99.30%
---------------------------------------------------------------------------------- ---------------------------------------------
Minimum Principal Payment                 11,983.06      12,813.09       24,796.14              -              -               -
Scheduled Principal Payment              277,171.08     296,369.82      573,540.90     129,674.95      83,728.19      213,403.14
Supplemental Principal Payment                    -              -               -              -              -               -
------------------------------------------------------------------------------- ------------------------------------------------
Total Principal Distribution Amount      289,154.14     309,182.90      598,337.05     129,674.95      83,728.19      213,403.14
------------------------------------------------------------------------------- ------------------------------------------------
Redemption Amount                                                                               -              -
- amount allocable to principal                                                                 -              -
- amount allocable to premium                                                                   -              -
----------------------------------------------------------------------------------  --------------------------------------------
Closing Outstanding Principal Balance 68,599,843.22  73,351,530.36  141,951,373.59  83,215,947.07  79,577,817.96  162,793,765.02
----------------------------------------------------------------------------------  --------------------------------------------




5. Payments on the Notes by Subclass (continued)

----------------------------------------------------
Fixed Rate Notes                           D-2
----------------------------------------------------
Applicable Interest Rate                   8.50000%
Day count                                  30 / 360
Number of Days                                   30
Interest Amount Payable                  708,333.33
----------------------------------------------------
Total Interest Paid                      708,333.33
----------------------------------------------------
Expected Final Payment Date               15-Mar-14
Excess Amortisation Date                  15-Jul-10
----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
----------------------------------------------------
Extended Pool Factors                       100.00%
Expected Pool Factors                       100.00%
----------------------------------------------------
Extended Amount                                   -
Expected Pool Factor Amount                       -
Surplus Amortisation
----------------------------------------------------
Total Principal Distribution Amount               -
----------------------------------------------------
Redemption Amount                                 -
- amount allocable to principal                   -
                                      --------------
- amount allocable to premium                     -
----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
----------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                      15-Jun-01
Current Calculation Date                  11-Jun-01
Previous Payment Date                     15-May-01
Previous Calculation Date                  9-May-01

----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Jun-01
End of Interest Accrual Period            16-Jul-01
Reference Date                            11-Jun-01

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           3.98000%    3.98000%    3.98000%   3.98000%    3.98000%     3.98000%   3.98000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    4.3000%     4.4400%     4.5000%    4.5800%     5.0300%      5.3300%    6.0300%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes
---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance    161,215.40  565,000.00  180,672.38  68,889.00   73,660.71    83,345.62  79,661.55
Total Principal Payments                   2,896.13           -    3,245.66     289.15      309.18       129.67      83.73
Closing Outstanding Principal Balance    158,319.27  565,000.00  177,426.72  68,599.84   73,351.53    83,215.95  79,577.82

Total Interest                               616.73    2,229.51      722.28     280.14      328.09       392.76     423.42
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance    100,000.00
Total Principal Payments                          -
Closing Outstanding Principal Balance    100,000.00

Total Interest                               708.33
Total Premium                                     -
----------------------------------------------------

----------------------------------------------------------------------------------------------------------------

                         AerCo Limited - Cumulative Cash Performance to date - July 17, 2000 to June 15, 2001

                                                                               All amounts in millions of   Dollar amounts expressed
                                                                               US dolars unless otherwise    as a percentage 2000
                                                                                        stated              Base Case Lease Rentals
---------------------------------------------------------------------------------------------------------- -------------------------
                                                                                   Cumulative to Date          Cumulative to Date
                                               Jan 15  15-Apr  15-May   15-Jun         *Adjusted                   *Adjusted
                                               Mar 15                                     base                        base
                                               2001    2001    2001     2001    Actual    case  Variance    Actual    case  Variance
---------------------------------------------------------------------------------------------------------- -------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                46.2    16.4     13.0     14.3   170.1    173.6   (3.5)      98.0%   100.0%   -2.0%
 [2]               - Renegotiated Leases           -       -                         -        -      -        0.0%     0.0%    0.0%
 [3]               - Rental Resets              (0.2)   (0.2)    (0.2)    (0.2)   (0.8)       -   (0.8)      -0.5%     0.0%   -0.5%
                                             ------------------------------------------------------------- -------------------------
 [4] S [1]...[3]   Contracted Lease Rentals     46.0    16.2     12.8     14.1   169.3    173.6   (4.3)      97.5%   100.0%   -2.5%
 [5]               Movement in Current
                     Arrears Balance            (2.9)    0.9      0.5      0.3    (2.9)       -   (2.9)      -1.7%     0.0%   -1.7%

                   less Net Stress-related
                   Costs
 [6]               - Bad Debts                  (0.3)               -        -    (1.5)    (1.7)   0.2       -0.9%    -1.0%    0.1%
 [7]               - Security Deposits Drawn
                     Down                        0.4       -        -      0.2     0.6             0.6        0.3%     0.0%    0.3%
 [8]               - Restructured Arrears        0.4       -                       0.9      1.8   (0.9)       0.5%     1.0%   -0.5%
 [9]               - AOG                        (1.4)   (0.3)    (0.3)    (0.3)   (3.0)    (7.3)   4.3       -1.7%    -4.2%    2.5%
[10]               - Other Leasing Income          -       -                         -               -        0.0%     0.0%    0.0%
[11]               - Repossession Costs         (0.1)   (0.1)    (0.2)            (0.4)    (1.4)   1.0       -0.2%    -0.8%    0.6%
                                             ------------------------------------------------------------- -------------------------
[12] S [6]...[11]  sub-total                    (1.0)   (0.4)    (0.5)    (0.1)   (3.4)    (8.6)   5.2       -2.0%    -5.0%    3.0%

[13] [4]+[5]+[12]  Net1Lease Rentals            42.1    16.7     12.8     14.3   163.0    165.0   (2.0)      93.9%    95.0%   -1.2%

[14]               Interest Earned               1.4     0.4      0.5      0.3     4.9      3.3    1.6        2.8%     1.9%    0.9%

[15]               Drawings from Expense
                   Account                         -       -                         -        -      -        0.0%     0.0%    0.0%

                   Maintenance Receipts          3.4     1.3      1.4      2.1    16.8        -   16.8        9.7%     0.0%    9.7%
                   Maintenance Payments         (1.9)   (0.8)    (1.7)    (2.0)   (9.1)       -   (9.1)      -5.2%     0.0%   -5.2%
                                             ------------------------------------------------------------- -------------------------
[15]               Net Maintenance               1.5     0.5     (0.3)     0.1     7.7        -    7.7        4.4%     0.0%    4.4%

[16] S [13]...[15] Total Cash Collections       45.0    17.6     13.0     14.7   175.6    168.3    7.3      101.2%    96.9%    4.2%
---------------------------------------------------------------------------------------------------------- -------------------------
                   CASH EXPENSES
                   Aircraft Operating
                   Expenses
[17]               - Insurance                     -       -                      (0.1)                      -0.1%     0.0%    0.0%
[18]               - Re-leasing and other
                     overheads                  (0.6)   (0.3)    (0.1)    (0.4)   (6.3)    (3.5)  (2.8)      -3.6%    -2.0%   -1.6%
                                             ------------------------------------------------------------- -------------------------
[19] [17]+[18]     subtotal                     (0.6)   (0.3)    (0.1)    (0.4)   (6.4)    (3.5)  (2.9)      -3.7%    -2.0%   -1.6%

                   SG&A Expenses
[20]               Aircraft Servicer Fees
                   - Retainer Fee               (0.6)   (0.3)    (0.3)    (0.3)   (2.5)    (2.1)  (0.4)      -1.4%    -1.2%   -0.2%
                   - Rent Collected Fee         (0.6)   (0.3)    (0.3)    (0.3)   (2.5)    (2.0)  (0.5)      -1.4%    -1.2%   -0.3%
                   - Previous Servicer Fees        -       -                      (1.8)           (1.8)      -1.0%     0.0%   -1.0%
                                             ------------------------------------------------------------- -------------------------
[21]               sub-total                    (1.2)   (0.6)    (0.6)    (0.6)   (6.8)    (4.1)  (2.7)      -3.9%    -2.4%   -1.5%

[22]               Other Servicer Fees          (2.4)   (0.9)    (0.3)    (0.3)   (8.9)    (5.4)  (3.5)      -5.1%    -3.1%   -2.0%
                                             ------------------------------------------------------------- -------------------------
[23] [21]+[22]     subtotal                     (3.6)   (1.5)    (0.9)    (0.9)  (15.7)    (9.5)  (6.2)

[24] [20]+[23]     Total Cash Expenses          (4.2)   (1.8)    (1.0)    (1.3)  (22.1)   (13.0)  (9.1)     -12.7%    -7.5%   -5.2%
---------------------------------------------------------------------------------------------------------- -------------------------
                   NET CASH COLLECTIONS
[25] [17]          Total Cash Collections       45.0    17.6     13.0     14.7   175.6   168.30    7.3      101.2%    96.9%    4.2%
[26] [24]          Total Cash Expenses          (4.2)   (1.8)    (1.0)    (1.3)  (22.1)  (13.00)  (9.1)     -12.7%    -7.5%   -5.2%
[27]               Movement in Expense
                     Account                     1.2    (0.4)     1.0     (1.0)    6.4        -    6.4        3.7%     0.0%    3.7%
[28]               Interest Payments           (23.5)  (10.2)    (6.1)    (5.7)  (94.3)   (95.7)   1.4      -54.3%   -55.1%    0.8%
[29]               Swap Payments                (0.5)   (0.8)    (1.3)    (1.2)   (3.0)    (2.2)  (0.8)      -1.7%    -1.3%   -0.5%
[30]               Exceptional Items             1.4    46.3      0.1      1.4    49.2     53.8   (4.6)      28.3%    31.0%   -2.6%
                                             ------------------------------------------------------------- -------------------------
[31] S [25]...[30] TOTAL                        19.4    50.7      5.7      6.9   111.8   111.20    0.6       64.4%    64.1%    0.3%
                                             ============================================================= =========================
                                                                                     -
---------------------------------------------------------------------------------------------------------- -------------------------
                                                                                     -
[32]               PRINCIPAL PAYMENTS                                                -
                   subclass A                   17.0    43.6      5.4      6.1    97.6     96.6    1.0       56.2%    55.6%    0.6%
                   subclass B                    2.0     6.9      0.1      0.6    12.9     13.3   (0.4)       7.4%     7.7%   -0.2%
                   subclass C                    0.4     0.2      0.2      0.2     1.3      1.3    0.0        0.8%     0.7%    0.0%
                   subclass D                      -       -        -        -       -        -      -        0.0%     0.0%    0.0%
                                             ------------------------------------------------------------- -------------------------
                   Total                        19.4    50.7      5.7      6.9   111.8   111.20    0.6       64.4%    64.1%    0.4%
                                             ============================================================= =========================
---------------------------------------------------------------------------------------------------------- -------------------------
                   Debt Balances
                   subclass A                  955.9   912.3    906.9    900.8     900.8    901.8   (1.0)
                   subclass B                  149.5   142.6    142.5    141.9     141.9    141.5    0.4
                   subclass C                  163.4   163.2    163.0    162.8     162.8    162.8   (0.0)
                   subclass D                  100.0   100.0    100.0    100.0     100.0    100.0      -
                                             -------------------------------------------------------------
                   TOTAL                     1,368.8 1,318.1  1,312.4  1,305.5   1,305.5  1,306.1   (0.6)
                                             =============================================================
----------------------------------------------------------------------------------------------------------

* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                  AerCo Limited

-----------------------------------------------------------------------------------------------------------------------------------
  Note:                 Report Line Name        Description
-----------------------------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                        Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]               - Renegotiated Leases                Change in contracted rental cash flow caused by a renegotiated lease
 [3]               - Rental Resets                      Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]...[3]   Contracted Lease Rentals             Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]               Movement in Current Arrears Balance  Current contracted lease rentals not received as at the latest Calculation
                                                        Date, excluding Bad debts

                   less Net Stress related Costs
 [6]               - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]               - Restructured arrears               Current arrears that have been capitalised and restructured as a Note
                                                        Payable.
 [8]               - Security deposits drawn down       Security deposits received following a lesse default
 [9]               - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]               - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]               - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12] S [6]...[11]  sub-total

[13] [4]+[5]+[12]  Net Lease Rentals                    Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                        Stress related costs

[14]               Interest Earned                      Interest earned on monthly cash balances
[15]               Net Maintenance                      Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]...[15] Total Cash Collections               Net Lease Rentals + Interest Earned + Net Maintenance
-----------------------------------------------------------------------------------------------------------------------------------
                   CASH EXPENSES
                   Aircraft Operating Expenses          All operational costs related to the leasing of aircraft.
[17]               - Insurance                          Premium for contingent insurance policies
[18]               - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]     subtotal

                   SG&A Expenses
[20]               Aircraft Servicer Fees               Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                           Fixed amount per month per aircraft
                   - Rent Contracted Fee                1.00% of rental contracted for the month
                   - Rent Collected Fee                 1.25% of rental received for the month
                   - Previous Servicer Fees             Fees paid to the previous Servicer of AerFi
[21] [20]          subtotal
[22]               Other Servicer Fees                  Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]     subtotal

[24] [19]+[23]     Total Cash Expenses                  Aircraft Operating Expenses + SG&A Expenses
-----------------------------------------------------------------------------------------------------------------------------------
                   NET CASH COLLECTIONS
[25] [16]          Total Cash Collections               line 16 above
[26] [24]          Total Cash Expenses                  line 24 above
[27]               Movement in Expense Account          Movement in Expense Account
[28]               Interest Payments                    Interest paid on all outstanding debt
[29]               Swap payments                        Net swap payments (paid)/received
[30]               Proceeds from Aircraft Sales         Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]...[30] Exceptional Items                    Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                   TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

                                                                  Aerco Limited
------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                        2000
                                 Closing                   Actual          *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                111.8              111.2
          Add Back Interest                                    94.3               95.7
          Add Back Swap Payments                                3.0                2.2
a         Net Cash Collections                                209.1              209.1

b         Swaps                                                 3.0                2.2
c         Class A Interest                                     57.5               62.2
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                      9.4               10.3
f         Class B Minimum                                       7.7                8.1
g         Class C Interest                                     11.6               12.5
h         Class C Minimum                                         -                  -
I         Class D Interest                                      7.8                7.8
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     4.7                5.2
m         Class C Scheduled                                     1.4                1.4
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                 67.1               58.7
                                                        ---------------------------------------
          Total                                               200.7              206.3
                                                        ---------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                              3.46               3.25  = a/(b+c)
          Class B                                              2.08               1.86  = a/(b+c+d+e)
          Class C                                              1.75               1.57  = a/(b+c+d+e+f+g)
          Class D                                              1.64               1.48  = a/(b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                              1.58               1.43  = a/(b+c+d+e+f+g+h+i+ j+k)
          Class B                                              1.58               1.43  = a/(b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.58               1.43  = a/(b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.58               1.43  = a/(b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                                   -------------------------------------------------------------------------
                                        2000 Base Case         Actual            2000 Adjusted Base Case
                                           15-Jul-00         15-Jun-01                  15-Jun-01
                                   -------------------------------------------------------------------------
   [3]    Assumed Portfolio Value          1,566.7                1,433.9                1,433.9

          Liquidity Reserve Amount
          Cash                                65.0                   65.0                   65.0
            - Accrued Expenses                 5.0                    8.0                    5.0
            - Security Deposits               22.4                   20.9                   22.4
                                   ---------------           ------------          -------------
          subtotal cash                       92.4                   93.9                   92.4
           Letters of Credit                     -                      -                      -
                                   ---------------           ------------          -------------
          Total Liquidity Reserve             92.4                   93.9                   92.4

   [4]    Total Asset Value                1,659.1                1,527.8                 1,526.3

          Note Balance
          Class A                            998.4   60.2%          900.8   59.0%            901.8   59.1%
          Class B                            154.8   69.5%          141.9   68.2%            141.5   68.4%
          Class C                            164.1   79.4%          162.8   78.9%            162.8   79.0%
          Class D                            100.0   85.4%          100.0   85.4%            100.0   85.6%
                                   ---------------           ------------            -------------
          Total                            1,417.3                1,305.5                  1,306.1
------------------------------------------------------------------------------------------------------------------------
* Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.


[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount